Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: BCSB Bancorp, Inc.

(Commission File No. 0-53163)

On October 18, 2013, F.N.B. Corporation hosted its Third Quarter 2013 Earnings Report and Conference Call. The portions of the earnings report narrative and accompanying slide presentation which relate to the proposed merger between F.N.B. Corporation and BCSB Bancorp, Inc. are set forth below.

Additional Information About the Merger:

In connection with their pending merger, F.N.B. Corporation and BCSB Bancorp, Inc. are required to file a proxy statement/prospectus and other relevant documents with the SEC. F.N.B. and BCSB Bancorp also file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents may be obtained free of charge at the SEC’s website at http://www.sec.gov. Additionally, investors and security holders may obtain free copies of the documents that F.N.B. has filed with the SEC by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents that BCSB Bancorp has filed with the SEC by contacting Joseph J. Bouffard, President and Chief Executive Officer, BCSB Bancorp, Inc., 4111 E. Joppa Road, Baltimore, MD 21236, telephone: (410) 256-5000.

SHAREHOLDERS OF BCSB BANCORP ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND ANY OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

F.N.B., BCSB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of BCSB Bancorp in connection with the proposed merger. The proxy statement/prospectus, when it becomes available, will describe the interests those directors and officers may have in the merger.

Cautionary Statement Regarding Forward-Looking Information:

This document includes statements regarding F.N.B.’s outlook for earnings, revenues, expenses, capital levels, liquidity levels, asset levels, asset quality and other matters regarding or affecting F.N.B. and its future business and operations that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “see,” “look,” “intend,” “outlook,” “project,” “forecast,” “estimate,” “goal,” “will,” “should” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.

Forward-looking statements speak only as of the date made. F.N.B. does not assume any duty and does not undertake to update forward-looking statements. Actual results or future events could differ, possibly materially, from those anticipated in forward-looking statements, as well as from historical performance.

F.N.B.’s forward-looking statements are subject to the following principal risks and uncertainties:

•	F.N.B.’s businesses, financial results and balance sheet values are affected by business and economic conditions, including the following:

•	Changes in interest rates and valuations in debt, equity and other financial markets.

•	Disruptions in the liquidity and other functioning of U.S. and global financial markets.

•	Actions by the Federal Reserve Board, U.S. Department of the Treasury and other government agencies, including those that impact money supply and market interest rates.

•	Changes in customers’, suppliers’ and other counterparties’ performance and creditworthiness which adversely affect loan utilization rates, delinquencies, defaults and counterparty ability to meet credit and other obligations.

•	Slowing of the current moderate economic recovery and persistence or worsening levels of unemployment.

•	Changes in customer preferences and behavior, whether due to changing business and economic conditions, legislative and regulatory initiatives, or other factors.

•	Legal and regulatory developments could affect F.N.B.’s ability to operate its businesses, financial condition, results of operations, competitive position, reputation, or pursuit of attractive acquisition opportunities. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and ability to attract and retain management. These developments could include:

•	Changes resulting from legislative and regulatory reforms, including broad-based restructuring of financial industry regulation; changes to laws and regulations involving tax, pension, bankruptcy, consumer protection, and other industry aspects; and changes in accounting policies and principles. F.N.B. will continue to be impacted by extensive reforms provided for in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and otherwise growing out of the recent financial crisis, the precise nature, extent and timing of which, and their impact on F.N.B., remains uncertain.

•	The impact on fee income opportunities resulting from the limit imposed under the Durbin Amendment of the Dodd-Frank Act on the maximum permissible interchange fee that banks may collect from merchants for debit card transactions.

•	Changes to regulations governing bank capital and liquidity standards, including due to the Dodd-Frank Act and to Basel III initiatives.

•	Impact on business and operating results of any costs associated with obtaining rights in intellectual property, the adequacy of F.N.B.’s intellectual property protection in general and rapid technological developments and changes. F.N.B.’s ability to anticipate and respond to technological changes can also impact its ability to respond to customer needs and meet competitive demands.

•	Business and operating results are affected by F.N.B.’s ability to identify and effectively manage risks inherent in its businesses, including, where appropriate, through effective use of third-party insurance, derivatives, swaps, and capital management techniques, and to meet evolving regulatory capital standards.

•	Increased competition, whether due to consolidation among financial institutions; realignments or consolidation of branch offices, legal and regulatory developments, industry restructuring or other causes, can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues.

•	As demonstrated by the Annapolis Bancorp, Inc. and PVF Capital Corp. acquisitions and the pending acquisition of BCSB Bancorp, Inc., F.N.B. seeks to grow its business in part by acquiring from time to time other financial services companies, financial services assets and related deposits. These acquisitions often present risks and uncertainties, including, the possibility that the transaction cannot be consummated; regulatory issues; cost, or difficulties, involved in integration and conversion of the acquired businesses after closing; inability to realize expected cost savings, efficiencies and strategic advantages; the extent of credit losses in acquired loan portfolios and extent of deposit attrition; and the potential dilutive effect to current shareholders. In addition, with respect to the acquisition of Annapolis Bancorp, Inc., PVF Capital Corp., and the pending acquisition of BCSB Bancorp, Inc. F.N.B. may experience difficulties in expanding into a new market area, including retention of customers and key personnel of Annapolis Bancorp, Inc., PVF Capital Corp. and BCSB Bancorp, Inc.

•	Competition can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues. Industry restructuring in the current environment could also impact F.N.B.’s business and financial performance through changes in counterparty creditworthiness and performance and the competitive and regulatory landscape. F.N.B.’s ability to anticipate and respond to technological changes can also impact its ability to respond to customer needs and meet competitive demands.

•	Business and operating results can also be affected by widespread disasters, dislocations, cyber attacks, terrorist activities or international hostilities through their impacts on the economy and financial markets.

*****

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

In the Maryland market, we are hitting or exceeding production goals and the pipeline at quarter-end is healthy. We also recently secured space and signage rights for our regional headquarters in downtown Baltimore. This highly-visible office building is located in the inner harbor and conveys our commitment to the area. The BCSB transaction is targeted to close next February and it will move us into the #10 market position in the Baltimore MSA.

The expansion efforts are progressing as planned and exceed our expectations in many instances. The smaller scale of these recent acquisitions is lower-risk. This is by design and allows us to strategically enter these markets, build a presence and significantly enhance our organic growth prospects. Both markets complement FNB’s proven core competencies and we are pleased with the early-stage results.

*****

Recent Acquisitions – Positioning for Sustained Organic Growth
11
Baltimore, MD MSA
Annapolis Bancorp, Inc - Closed April 6, 2013
BCSB Bancorp, Inc. - Target close February, 2014
Team and leadership in place
Downtown Baltimore headquarters announced
Loan production on target, pipelines healthy
Sales management processes fully deployed
Cleveland, Ohio MSA
PVF Capital Corp. – Closed October 12, 2013
Team and leadership in place
Downtown Cleveland headquarters announced
Sales management process deployed
BCSB Locations
FNB Locations (including ANNB)
PVFC Locations
Continued Positive Progress Integrating Acquisitions
Team and Leadership Established
Regional Headquarters in Both Markets Announced
Results Tracking Well
Cleveland
Baltimore
Pittsburgh
Talent established
Presence anchored
Performance tracking well
Talent established
Presence anchored
Performance goals established